UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 6, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON AUGUST 29th, 2013

Date, Time and Place: Held on August 29th, 2013, at 08:30 A.M., at the L’Hotel Porto Bay, located at Alameda Campinas, no. 266, Jardim Paulista, in the City and State of São Paulo.

Call notice:  Call notice dismissed due to the attendance of the totality of the members of the Board of Directors

Attendance: Were present the majority of Board of Directors’ members: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat and Samuel de Paula Matos (alternate of Sr. Carlos Augusto Lira Aguiar).

Presiding:                   José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Assign the resignation of Finance Committee’s member and appoint his substitute; and (ii) Ratify the composition of the Company’s Finance Committee

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Assign Mr. João Carvalho de Miranda resignation from its duties as member of the Finance Committee. The Board of Directors decided to appoint, with effect as of September 2nd, 2013, Mr. Sérgio Augusto Malacrida Junior to exercise the duties previously occupied by Mr. João Carvalho de Miranda.

In accordance with article 5th of the Internal Rules of the Finance Committee, the position of Secretary of the Financial Committee shall become vacant.

(ii) The Board of Directors decided ratify the composition of the Finance Committee, whose term of office will always match with the term of members of Board of Directors, as follows:

FINANCIAL COMMITTEE

Coordinator:	Guilherme Perboyre Cavalcanti

Members:	Sérgio Augusto Malacrida Junior
Laura Bedeschi Rego de Mattos
Marcos Barbosa Pinto
Mario Antônio Bertoncini

Secretary:	—

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat and Samuel de Paula Matos (alternate of Sr. Carlos Augusto Lira Aguiar); and Claudia Elisete Rockenbach Leal — Secretary.

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on August 29th, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO